                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934 *

                               (Amendment No. 1)*

                              Tasty Baking Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    876553306
                                 (CUSIP Number)

       Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
          Woodland Falls Corporate Park, 200 Lake Drive East, Suite 100
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413
           _____________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               May 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all  exhibits.  See Rule  240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                  SCHEDULE 13D

-------------------------
CUSIP No.      876553306
-------------------------

-------- -----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                PHILIP J. BAUR, JR.
-------- -----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
-------- -----------------------------------------------------------------------
   3        SEC USE ONLY

-------- -----------------------------------------------------------------------
   4        SOURCE OF FUNDS*

                          00
-------- -----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]

-------- -----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                U.S.A.
----------------- ---------- ---------------------------------------------------
                       7      SOLE VOTING POWER
  NUMBER OF
    SHARES                            362,093
 BENEFICIALLY     ---------- ---------------------------------------------------
   OWNED BY            8      SHARED VOTING POWER
     EACH
  REPORTING                            98,583
    PERSON        ---------- ---------------------------------------------------
     WITH              9      SOLE DISPOSITIVE POWER

                                       16,551
                 ---------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                      444,125
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      460,676
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES* [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        5.57%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                                      IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                       2

     This  Amendment  No. 1 to Schedule 13D amends the Statement on Schedule 13D filed  with the  Securities  and  Exchange  Commission  on June 12,  2002 by the
Reporting  Person  and is  being  filed  to  report  changes  in his  beneficial ownership as further described in Item 5 below.

Item 1.  Security and Issuer.

     This  statement on Schedule  13D/A  relates to the common  stock,  $.50 par value (the "Common Stock"),  of Tasty Baking Company,  2801 Hunting Park Avenue,
Philadelphia, PA 19129 (the "Company").

Item 2.  Identity and Background.

     The person filing this statement is Philip J. Baur, Jr. All  correspondence to Mr. Baur should be forwarded to the following address:

                           Philip J. Baur, Jr.
                           509 Twin Silo Drive
                           Blue Bell, PA  19442

     Mr. Baur was a Director of the Company until his retirement in May 2005. He currently is Director  Emeritus of the  Company.  He retired as President of the
Company in 1987. He has not been  convicted in a criminal  proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mr. Baur is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

     N/A. A vast  majority of the shares  beneficially  owned by Mr. Baur derive from his position as a trustee of several  trusts as described in greater detail in Item 5 below. In particular,  Mr. Baur became the beneficial owner of 345,542 shares upon being named the  successor  trustee by court order on May 3, 2002 to two trusts created under the Will of Philip J. Baur,  deceased (the "Philip Baur
Trusts").

     Of the shares  beneficially owned by Mr. Baur under the Philip Baur Trusts,
213,582 shares are owned by the Pre-Residuary  Trust Under the Will of Philip J.
Baur f/b/o Philip J. Baur,  Jr.  ("Pre-Residuary  Trust") and 131,960 shares are owned by the Residuary Subtrust Under the Will of Philip J. Baur f/b/o Philip J.
Baur, Jr.  ("Residuary  Subtrust").  These shares were distributed to the Philip
Baur Trusts  over five years ago  pursuant to the terms of the Will of Philip J.
Baur.

Item 4.  Purpose of the Transaction.

     The Philip Baur Trusts received the shares  described in Item 3 as a result of the death of Philip J. Baur in accordance with the terms of his Will.  Philip
J. Baur passed away in 1951.  The Philip Baur Trusts and the Emma Baur Trust (as
defined  below)  intend to make open market sales from time to time to diversify their holdings.

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof,  Mr. Baur beneficially owns 460,676 shares of Common
Stock, or approximately 5.57% of the outstanding Common Stock.(1)

(1) Based on 8,264,626 shares of Common Stock outstanding on May 6, 2006.

                                       3

          A. Mr. Baur has sole voting and dispositive  power over 16,551 of such shares, which includes 13,000 shares owned by the Philippian Foundation,  a charitable foundation of which Mr. Baur is trustee.

          B. Mr. Baur has sole voting  power and shares  dispositive  power over
     345,542  shares  owned by the  Philip  Baur  Trusts  of which  Mr.  Baur is co-trustee  along with Wachovia Bank,  National  Association  ("Wachovia").
     Wachovia is a national banking  association and is a subsidiary of Wachovia
     Corporation. The address of Wachovia is as follows:

                       Wachovia Bank, National Association
                            c/o Wachovia Corporation
                               One Wachovia Center
                            Charlotte, NC 28288-0137

          C. Mr.  Baur shares  voting  power and  dispositive  power over 87,070 shares owned by a trust created by Emma Baur, deceased ("Emma Baur Trust"), of which Mr. Baur is  co-trustee  along with Paul Baur and  Wachovia.  Emma
     Baur created the Emma Baur Trust in 1961. Mr. Baur shares voting power with
     Paul Baur and dispositive  power with Paul Baur and Wachovia for all shares held by the Emma Baur Trust.  Please see the  information  in  subsection B above regarding Wachovia. Paul Baur is currently employed as a President of
     Impact  Thrift  Stores,  Inc, a non-profit  corporation  located at 14 East
     Moreland Avenue, Hatboro, PA 19040. To Mr. Baur's knowledge,  Paul Baur has not been  convicted in a criminal  proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years.  Paul Baur is a citizen of the United  States of America and has the following address:

                             170 N. Swedesford Road
                                Ambler, PA 19002

          D. Mr. Baur's  spouse,  Barbara  Baur,  owns 11,513  shares.  Mr. Baur shares voting and  dispositive  power with Mrs. Baur for all shares held by her. Mrs. Baur is not  currently  employed and has not been  convicted in a criminal  proceeding  nor been a party to any civil  proceeding  related to federal or state securities laws within the last five years. Mrs. Baur is a citizen of the United  States of  America  and has the same  address as Mr.
     Baur set forth above in Item 2.

          E. Mr. Baur has not effected any  transactions  in the Common Stock in the past 60 days.  Mr.  Baur's stock  options to purchase  21,875 shares of
     Common Stock expired on May 11, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.

         None.

                                       4

Signature.

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  May 12, 2006

 /s/ Philip J. Baur, Jr.
Philip J. Baur, Jr.

                                       5